SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

06018836

Date
November 15, 2006

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published November 15, 2006.

Best regards,

Skanska AB

Marianne Bergström

SUPPL

Published	Item	Document name	Required by
November 15, 2006	Press Release	Skanska secures office project in Tennessee for USD 102 M, approximately SEK 760 M	law and by the listing agreement with Stockholm Stock Exchange
November 15, 2006	Press Release	Skanska offers commission-free trading for shareholders	law and by the listing agreement with Stockholm Stock Exchange

11/29

Press Release

November 15, 2006

Skanska secures office project in Tennessee for USD 102 M, approximately SEK 760 M

Skanska has been selected as construction manager for a major office project in Chattanooga, Tennessee, in the US. The contract amount totals USD 189 M, of which Skanska's share is USD 102 M, approximately SEK 760 M, which will be included in fourth quarter order bookings. The customer is the private health insurance organization BlueCross BlueShield of Tennessee, Inc.

The contract pertains to the organization's new headquarters in Cameron Hill, Chattanooga, on an area that encompasses a total of 12 acres.

The project includes five new office buildings and a large parking facility. The office section comprises approximately 88,000 square meters and the parking garage about 130,000 square meters.

The organization, which until now, had its operation dispersed in various premises in Chattanooga, will now be able to group its functions and some 3,000 employees into one corporate campus.

"Skanska has broad experience throughout the US in building world-class corporate headquarters for major companies and organizations. We are honored to apply our experience to such a project for BlueCross BlueShield and the Chattanooga community," said Johan Karlström, President and CEO of Skanska USA Building and EVP of Skanska AB.

Construction of the project commences in November and the project is scheduled for completion in early 2009.

In addition to Skanska, EMJ Corporation and HJ Russel & Company will participate in the execution of the project.

BlueCross BlueShield is the oldest and largest private health insurance organization in the US. Almost one in three Americans is insured with the company.

Skanska USA Building is a leading provider of construction with operations in the US within construction, pre-construction consulting, general contracting and design-build services. The company also provides validation of facilities for the pharmaceutical industry. Its customers represent a broad range of U.S. industries, including life sciences, healthcare, education, high-tech, infrastructure and entertainment. The company is headquartered in Parsippany, New Jersey, and has approximately 3,700 employees. Sales in 2005 totaled approximately SEK 30 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel + 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.

SKANSKA

Press Release

November 15, 2006

Skanska offers commission-free trading for shareholders

Skanska offers shareholders with holdings less than one round lot (200 shares) the opportunity to, without any commission, increase their holdings to reach one round lot or to sell their entire holdings. For shareholders with 1-199 shares this means that they can sell all their shares in the company without any cost for commission.

The offer runs between November 20 and December 1, 2006. Shareholders concerned will receive a letter with more information. The offer will be implemented in partnership with Swedbank Markets.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
(direct line for media: +46 8 753 88 99)
Hans Westerberg, Swedbank Markets, tel +46 8 585 925 11 or
+46 70 609 25 11

This and previous press releases are available at www.skanska.com

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 54,000 employees in selected home markets in Europe, in the US and Latin America. Sales in 2005 totaled USD 17 billion.